SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2013

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

Announcement  |  Lisbon  |  24 October 2013

Long position — Credit Suisse

Portugal Telecom, SGPS S.A. (“PT”) hereby informs that it was notified of the following regarding a long position of Credit Suisse Group AG:

A) 2% threshold exceeded (15 October 2013)

This change was due to an additional securities borrowing of 1,761,363 PT ordinary shares, made on 15 October 2013.

As a result, Credit Suisse Group AG’s long position corresponded to 18,825,213 ordinary shares representing 2.10% of PT’s share capital and corresponding voting rights. Such position was attributed to Credit Suisse Group AG as follows:

1.              Credit Suisse Funds AG: 362,172 ordinary shares held, representing 0.04% of PT’s share capital and corresponding voting rights;

2.              Credit Suisse Fund Management S.A.: 13,498 ordinary shares held, representing 0.002% of PT’s share capital and corresponding voting rights;

3.              Credit Suisse Life (Bermuda) Ltd: 120,850 ordinary shares held, representing 0.01% of PT’s share capital and corresponding voting rights;

4.              Credit Suisse Securities (USA) LLC: 33,179 ordinary shares held, representing 0.004% of PT’s share capital and corresponding voting rights;

5.              Credit Suisse Securities (Europe) Ltd: 9,220,738 ordinary shares held, representing 1.03% of PT’s share capital and corresponding voting rights, and 9,074,776 ordinary shares via exclusively cash settled financial instruments, representing 1.01% of PT’s share capital and corresponding voting rights.

PT was further informed that the exclusively cash settled financial instruments identified above were as follows:

Financial instruments	Term	Nr. of Shares	% of share capital and voting rights
Equity Swap	2 October 2017	7,036,853	0.78%
Equity Swap	13 April 2015	55,343	0.01%
Equity Swap	7 April 2015	550,000	0.06%
Equity Swap	31 December 2014	36,896	0.004%
Equity Swap	28 November 2014	25,797	0.003%
Equity Swap	28 November 2014	10,600	0.001%
Equity Swap	5 November 2014	771	0.0001%
Equity Swap	20 October 2014	700,000	0.08%
Equity Swap	17 October 2014	37,910	0.004%
Equity Swap	13 October 2014	8,929	0.001%
Equity Swap	8 September 2014	611,677	0.07%

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

The legal entity chain concerning this long position (starting with the highest level) was as follows: Credit Suisse Group AG, Credit Suisse AG, Credit Suisse Asset Management International Holding Ltd, Credit Suisse Funds AG, Credit Suisse Holdings (USA) Inc., Credit Suisse (USA) Inc., Credit Suisse Securities (USA) LLC, Credit Suisse Holding Europe (Luxembourg) S.A., Credit Suisse Fund Management S.A., Credit Suisse Life (Bermuda) Ltd., Credit Suisse Investments (UK), Credit Suisse Investment Holdings (UK) and Credit Suisse Securities (Europe) Limited.

B) Interest fell below 2% threshold (16 October 2013)

This change was due to a reduction of securities borrowed in 1,228,152 PT ordinary shares, made on 16 October 2013.

As a result, Credit Suisse Group AG’s position corresponded to 17,574,960 ordinary shares representing 1.96% of PT’s share capital and corresponding voting rights. Such position was attributed to Credit Suisse Group AG as follows:

1.              Credit Suisse Funds AG: 362,172 ordinary shares held, representing 0.04% of PT’s share capital and corresponding voting rights;

2.              Credit Suisse Fund Management S.A.: 13,498 ordinary shares held, representing 0.002% of PT’s share capital and corresponding voting rights;

3.              Credit Suisse Life (Bermuda) Ltd: 120,850 ordinary shares held, representing 0.01% of PT’s share capital and corresponding voting rights;

4.              Credit Suisse Securities (Europe) Ltd: 8,002,509 ordinary shares held, representing 0.89% of PT’s share capital and corresponding voting rights, and 9,075,931 ordinary shares via exclusively cash settled financial instruments, representing 1.01% of PT’s share capital and corresponding voting rights.

PT was further informed that the exclusively cash settled financial instruments identified above were as follows:

Financial instruments	Term	Nr. of Shares	% of share capital and voting rights
Equity Swap	2 October 2017	7,036,853	0.78%
Equity Swap	13 April 2015	55,343	0.01%
Equity Swap	7 April 2015	550,000	0.06%
Equity Swap	31 December 2014	36,896	0.004%
Equity Swap	28 November 2014	36,397	0.004%
Equity Swap	5 November 2014	771	0.0001%
Equity Swap	20 October 2014	700,000	0.08%
Equity Swap	17 October 2014	39,065	0.004%
Equity Swap	13 October 2014	8,929	0.001%
Equity Swap	8 September 2014	611,677	0.07%

The legal entity chain concerning this position (starting with the highest level) was as follows: Credit Suisse Group AG, Credit Suisse AG, Credit Suisse Asset Management International Holding Ltd, Credit Suisse Funds AG, Credit Suisse Holding Europe (Luxembourg) S.A., Credit Suisse Fund Management S.A., Credit Suisse Life (Bermuda) Ltd., Credit Suisse Investments (UK), Credit Suisse Investment Holdings (UK) and Credit Suisse Securities (Europe) Limited.

C) 2% threshold exceeded (17 October 2013)

This change was due, as informed by Credit Suisse Group AG, to a reduction of securities lending in the amount of 1,332,269 PT ordinary shares, made on 17 October 2013.

As a result, Credit Suisse Group AG’s long position corresponded to 19,095,387 ordinary shares representing 2.13% of PT’s share capital and corresponding voting rights. Such position was attributed to Credit Suisse Group AG as follows:

1.              Credit Suisse Funds AG: 362,172 ordinary shares held, representing 0.04% of PT’s share capital and corresponding voting rights;

2.              Credit Suisse Fund Management S.A.: 13,498 ordinary shares held, representing 0.002% of PT’s share capital and corresponding voting rights;

3.              Credit Suisse Life (Bermuda) Ltd: 120,850 ordinary shares held, representing 0.01% of PT’s share capital and corresponding voting rights;

4.              Credit Suisse Securities (Europe) Ltd: 9,520,720 ordinary shares held, representing 1.06% of PT’s share capital and corresponding voting rights, and 9,078,147 ordinary shares via exclusively cash settled financial instruments, representing 1.01% of PT’s share capital and corresponding voting rights.

PT was further informed that the exclusively cash settled financial instruments identified above were as follows:

Financial instruments	Term	Nr. of Shares	% of share capital and voting rights
Equity Swap	2 October 2017	7,036,853	0.78%
Equity Swap	13 April 2015	55,343	0.01%
Equity Swap	7 April 2015	550,000	0.06%
Equity Swap	31 December 2014	36,896	0.004%
Equity Swap	28 November 2014	36,397	0.004%
Equity Swap	5 November 2014	771	0.0001%
Equity Swap	20 October 2014	700,000	0.08%
Equity Swap	17 October 2014	41,281	0.005%
Equity Swap	13 October 2014	8,929	0.001%
Equity Swap	8 September 2014	611,677	0.07%

The legal entity chain concerning this long position (starting with the highest level) was as follows: Credit Suisse Group AG, Credit Suisse AG, Credit Suisse Asset Management International Holding Ltd, Credit Suisse Funds AG, Credit Suisse Holding Europe (Luxembourg) S.A., Credit Suisse Fund Management S.A., Credit Suisse Life (Bermuda) Ltd., Credit Suisse Investments (UK), Credit Suisse Investment Holdings (UK) and Credit Suisse Securities (Europe) Limited.

D) Interest fell below 2% threshold (18 October 2013)

This change was due to a reduction of securities borrowed in 3,720,307 PT ordinary shares, made on 18 October 2013.

As a result, Credit Suisse Group AG’s position corresponded to 15,536,133 ordinary shares representing 1.73% of PT’s share capital and corresponding voting rights. Such position was attributed to Credit Suisse Group AG as follows:

1.              Credit Suisse Funds AG: 362,172 ordinary shares held, representing 0.04% of PT’s share capital and corresponding voting rights;

2.              Credit Suisse Fund Management S.A.: 13,498 ordinary shares held, representing 0.002% of PT’s share capital and corresponding voting rights;

3.              Credit Suisse Life (Bermuda) Ltd: 120,850 ordinary shares held, representing 0.01% of PT’s share capital and corresponding voting rights;

4.              Credit Suisse Securities (Europe) Ltd: 5,928,607 ordinary shares held, representing 0.66% of PT’s share capital and corresponding voting rights, and 9,111,006 ordinary shares via exclusively cash settled financial instruments, representing 1.02% of PT’s share capital and corresponding voting rights.

PT was further informed that the exclusively cash settled financial instruments identified above were as follows:

Financial instruments	Term	Nr. of Shares	% of share capital and voting rights
Equity Swap	2 October 2017	7,036,853	0.78%
Equity Swap	13 April 2015	75,909	0.01%
Equity Swap	7 April 2015	550,000	0.06%
Equity Swap	31 December 2014	46,330	0.005%
Equity Swap	28 November 2014	36,397	0.004%
Equity Swap	5 November 2014	771	0.0001%
Equity Swap	20 October 2014	700,000	0.08%
Equity Swap	17 October 2014	44,140	0.005%
Equity Swap	13 October 2014	8,929	0.001%
Equity Swap	8 September 2014	611,677	0.07%

The legal entity chain concerning this position (starting with the highest level) was as follows: Credit Suisse Group AG, Credit Suisse AG, Credit Suisse Asset Management International Holding Ltd, Credit Suisse Funds AG, Credit Suisse Holding Europe (Luxembourg) S.A., Credit Suisse Fund Management S.A., Credit Suisse Life (Bermuda) Ltd., Credit Suisse Investments (UK), Credit Suisse Investment Holdings (UK) and Credit Suisse Securities (Europe) Limited.

This statement is pursuant to the terms and for the purposes of article 2-A of the Portuguese Securities Market Commission Regulation nr. 5/2008, following communications received from Credit Suisse Group AG, with registered office at Paradeplatz 8, Postfach, CH-8070 Zurich, Switzerland.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2013

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.